Stolt Offshore S.A.

NEWS RELEASE
                                         Contacts:
                                         Julian Thomson/Fiona Harris
                                         Stolt Offshore S.A.
                                         UK +44 1224 718436
                                         US +1 877 603 0267 (toll free)
                                         julian.thomson@stoltoffshore.com

                                         Patrick Handley (UK) / Tim Payne (US)
                                         Brunswick Group
                                         UK +44 207 404 5959
                                         US +1 212 333 3810
                                         phandley@brunswickgroup.com
                                         tpayne@brunswickgroup.com
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              Stolt Offshore Announces Settlement of Patent Dispute

London, England - March 18, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announced today that its long running UK litigation with a competitor regarding a European patent covering technology related to the laying of flexible pipes, has been settled out of court. The settlement involves a cash payment by Stolt Offshore in respect of past patent infringements and the granting of a licence under the disputed patent covering the North Sea area. The settlement will not have a material impact on the Company's results for 2004.

Tom Ehret, Chief Executive Officer of Stolt Offshore, said, "The satisfactory resolution of the this patent infringement action marks significant progress in our settlement of long outstanding disputes."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.